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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
          UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------

                      ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
                            (Name of Subject Company)

                      ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
                        (Name of Person Filing Statement)

             CLASS A ORDINARY SHARES, NOMINAL VALUE $1.00 PER SHARE
                         (Title of Class of Securities)
                              ---------------------

        AMERICAN DEPOSITARY SHARES REPRESENTED BY CLASS A ORDINARY SHARES
                         (Title of Class of Securities)
                              ---------------------


                                    032721201
                      (CUSIP Number of Class of Securities)
                              ---------------------

                             DEMETRIOS A. STYLIANOU
                               TREASURER, DIRECTOR
                      ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
                                SYGROU AVENUE 354
                                KALLITHEA 176-74
                                     GREECE
                                011 30 10 946 7200
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                    on Behalf of the Person Filing Statement)

                              ---------------------

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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


                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to an offer by Superior Navigation Ltd., a Liberian corporation (the "Offeror"), to purchase any and all of the unconditionally allotted or issued and fully paid Shares (as defined below) of Anangel-American Shipholdings Limited, a Cayman Islands company ("Anangel" or the "Company").

     Superior Navigation is a wholly owned subsidiary of PAM Holding & Trust Limited ("PAM Holding"), which is also the sole parent of Anangel Integrity
Compania Naviera S.A. ("Anangel Integrity"), which in turn holds all the shares of Anangel held by the Angelicoussis family interests. PAM Holding is controlled by Maria A. Angelicoussis, the widow of Anangel's founder, the late Antonis Angelicoussis, and the mother of its current chairman, John Angelicoussis.
Ms. Angelicoussis controls all of the outstanding shares of capital stock of PAM Holding, and may be deemed to share with PAM Holding and Anangel Integrity the power to vote and the power to dispose of all of the Shares of Anangel held by Anangel Integrity. Therefore, the term "Angelicoussis family interests" includes PAM Holding, Anangel Integrity, Maria A. Angelicoussis and John Angelicoussis.

ITEM 1.      SUBJECT COMPANY INFORMATION.

         (a) Name and Address. The name of the subject company is Anangel-American Shipholdings Limited, a Cayman Islands company. The address of the principal executive office of the Company is Sygrou Avenue 354, Kallithea 176-74, Greece. The telephone number of the Company at its principal executive office is +011 30 10 946 7200.

         (b) Securities. The title of the class of equity securities to which this Statement relates is (i) the Class A ordinary shares, nominal value $1.00 each ("Class A Shares"), (ii) the Class B ordinary shares, nominal value $1.00 each ("Class B Shares" and together with the Class A Shares, the "Ordinary Shares) and (iii) the American Depositary Shares, each representing one Class A Share ("ADSs" and together with the Ordinary Shares, the "Shares"), of the Company. As of October 9, 2001, the date of the Company's most recent SEC filing containing such information, 11,745,854 Class A Shares (including 11,144,701
ADSs) and 12,228,000 Class B Shares were outstanding.

ITEM 2.      IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) Name and Address. The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

         (d) Tender Offer. This Statement relates to the tender offer by the Offeror, which is controlled by the same Angelicoussis family interests that control approximately 81% of the Shares of the Company.

         The offer (the "Offer") was to purchase any and all of the outstanding ADSs and Ordinary Shares at a purchase price of $5.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2002, and in the related Letter of Transmittal and Form of Acceptance Form, copies of which are filed as Exhibits (a)(1), (a)(2) and (a)(3) herewith, respectively, and are incorporated herein by reference in their entirety.

         The Offer is described in a Tender Offer Statement on Schedule TO (which includes the information required to be reported under Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), dated February 12, 2002 (the "Schedule TO"), which was filed with the Securities and Exchange Commission (the "SEC") on February 12, 2002.

         The Schedule TO states that the principal office of the Offeror is located at Sygrou Avenue 354, Kallithea 176-74, Greece.

ITEM 3.      PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (d) Conflicts of Interest. Except as described herein (including in the Exhibits hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and its executive officers, directors or affiliates.

                  CERTAIN ARRANGEMENTS BETWEEN THE COMPANY AND
                ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES.

     Certain agreements, arrangements and transactions between the Company and its executive officers, directors or affiliates are described on pages 10 through 16, and pages 27 through 30, inclusive, of the Offer to Purchase in the following Sections:

     o   "Introduction"

     o   "Special Factors - Background of the Offer"

     o   "Special Factors - Purpose of the Offer; Plans for the Company"

     o "Special Factors - Position of the Offeror and the Angelicoussis Family Interests Regarding Fairness of the Offer"

     o    "Special Factors - Related Party Transactions"

     o   "Special Factors - Interests of Certain Persons in the Offer"

     o   "Special Factors - Beneficial Ownership of Shares"

     o   "The Offer - Certain Information Concerning the Company"

     o   "The Offer - Certain Information Concerning the Offeror"

     The Offer to Purchase is filed herewith as Exhibit (a)(1) and is incorporated herein by reference. The information incorporated by reference is considered to be a part of this Statement, except for any information that is superceded by information included directly in this Statement.

                   INTERESTS OF CERTAIN PERSONS IN THE OFFER.

     When informed by John Angelicoussis, the Chairman of the Board of Directors of the Company (the "Company Board"), of the decision of the Angelicoussis family interests to have a company controlled by the family interests make a tender offer for all of Anangel's outstanding Shares, the Company Board formed a committee comprised of its independent directors David Butters, Sheldon Gordon and Robert Savage (the "Independent Committee"). In considering the recommendations of the Independent Committee with respect to the Offer, shareholders should be aware that the same Angelicoussis family interests that control approximately 81% of the outstanding Shares of Anangel control the Offeror. These interests of the Angelicoussis family conflict with the interests of the other holders of Shares. John Angelicoussis, Chairman and President of Anangel, and Demetrios Stylianou, Chief Financial Officer of Anangel, were responsible for investigating the possibility of a going private transaction on behalf of the Angelicoussis family interest. The family interests intend to tender their Shares in the Offer and invest the proceeds in Superior Navigation shares. Although Demetrios Stylianou is expected to continue as a Director and Chief Financial Officer of the Company subsequent to the going private transaction, he will have no equity interest in the Company. The interests are described on pages 11 through 16, and 27 through 30, inclusive, of the Offer to Purchase in the Sections:

     o   "Special Factors - Background of the Offer"

     o   "Special Factors - Purpose of the Offer; Plans for the Company"

     o "Special Factors - Position of the Offeror and the Angelicoussis Family Interests Regarding Fairness of the Offer"

     o   "Special Factors - Related Party Transactions"

     o   "Special Factors - Interests of Certain Persons in the Offer"

     o   "The Offer - Certain Information Concerning the Company"

     o   "The Offer - Certain Information Concerning the Offeror"

     o "The Offer - Interest of Directors and Executive Officers and Principal Shareholders; Transactions and Arrangements Concerning Shares"

     o   "The Offer - Certain Information Concerning the Company"

     o Schedule I: "Information Concerning the Directors and Executive Officers of Superior Navigation Ltd."

     The Offer to Purchase is filed herewith as Exhibit (a)(1) and is incorporated herein by reference. The information incorporated by reference is considered to be a part of this Statement, except for any information that is superceded by information included directly in this Statement. The Independent Committee was aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation or Recommendation - Reasons for Recommendation."

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         (a) Solicitation Recommendation. The Independent Committee has determined that the Offer is fair to the Company's holders (other than to the Angelicoussis family interests and their affiliates) and has resolved to recommend to the Company's shareholders that they accept the Offer and that they tender their Shares in response to the Offer. The Independent Committee determined that the Company's position on the Offer is to recommend that shareholders accept the Offer. Because of actual or potential conflicts of interest on the part of all of the members of the Company's Board other than the members of the Independent Committee, the Company's full board has not acted on the Offer and the Company does not expect that it will act. Accordingly, the Company's position on the Offer has been determined by the Independent Committee.

         (b) Reasons for the Recommendation; Background of the Offer.

                 FACTORS CONSIDERED BY THE INDEPENDENT COMMITTEE

     In connection with reaching the recommendation described above, the Independent Committee concluded that the Offer is substantively and procedurally fair to unaffiliated holders of ADSs and Class A Shares of the Company. In reaching this determination and conclusion, the Independent Committee considered a number of factors, including the following:

              1. Company Operating and Financial Condition. The Independent Committee took into account the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the general economy and in the industries in which the Company's operates or has interests.

              2. Poseidon Capital Corp. Financial Analysis and Opinion. The Independent Committee considered the presentation on January 25, 2002, by Poseidon Capital Corp. and its opinion dated February 27, 2002 to the effect that, as of the date of the opinion and based on and subject to the matters stated therein, the Offer Price was fair, from a financial point of view, to holders of Shares (other than the Angelicoussis family interests and their respective affiliates). The financial analysis and opinion of Poseidon Capital Corp. are described below in the section "Summary of the Financial Analysis and Opinion of The Independent Committee's Financial Adviser."

              3. Transaction Financial Terms/Relation to Certain Market Prices. The Independent Committee considered the relationship of the Offer Price to the historical and projected market prices of the Shares. The Offer Price of $5.00 per Share represents a premium of approximately 49% over the closing price of $3.351 per Share on December 5, 2001, the day before the public announcement of the Offeror's intent to commence the Offer, a premium of approximately 168% over the closing price of $2.02 per Share on November 6, 2001, 20 trading days before the Offeror's announcement, approximately 5% premium to the average of the high and low closing prices of the Shares for the 52 week period prior to December 5, 2001, but represents a discount of approximately 56.93% to the initial public offering price of $16.50 for the Shares in June 1989 when it is adjusted for an extraordinary dividend of $1.89 paid in July 1994 and an additional extraordinary dividend of $3.00 paid in May 2001. Since the time of the initial public offering, the Company has also declared and paid ordinary dividends of an aggregate $9.45 in addition to the extraordinary dividends.

              4. Net Asset Value; Liquidation Value, Going Concern Value and Book Value. The Independent Committee took into consideration that net asset value, during November 2001 through January 2002 ranged from $4.50 per Share to $3.50 per Share, and that the Offer Price represented a premium over the upper range of the net asset value. The Independent Committee took into account that liquidation value and going concern value were unlikely to differ significantly from net asset value since the Company's only assets are its vessels. The Independent Committee took into consideration that the Offer Price was at a discount to the Company's book value. However, the Independent Committee considered the disparity between the Company's book value and the current market value of the underlying assets as an indication of the unfavorable conditions of the dry cargo and oil tanker industries, and that the outlook remained unfavorable in the near and medium term.

              5. Timing of the Offer. The Independent Committee took into account the timing of the Offer, and particularly that it was made following declines in the price of the Company's stock and the broader markets and that the Offer followed a number of initiatives taken by the Angelicoussis family interests and the Company to increase the interests of others in the Company and expand the public ownership of the Company, without achieving the desired results.

              6. Likely Effect on Market Prices of the Shares If the Offer Is Withdrawn. The Independent Committee considered the possible trading prices of the Shares in the short through the long term if the Offer were to be withdrawn or rejected. The Independent Committee concluded that the trading value of the Shares likely would decline in the short and medium term as a result of a withdrawal or rejection of the Offer in combination with the Company's financial outlook and that the long term trading value of the Shares appeared uncertain in light of the Company's historical trading record and its difficulty in creating a broader ownership base for its Shares.

              7. Form of the Consideration; Taxable Transaction. The Independent Committee took into consideration that the shareholders would be paid in cash for the Shares in the Offer, and the certainty of value of such consideration compared to shares, particularly in the recent volatile markets. The Independent Committee was aware that the consideration received by holders of Shares in the Offer would be taxable to some holders for income tax purposes.

              8. Liquidity of Shares. The Independent Committee considered the fact that the Offer would provide liquidity for public shareholders whose ability to sell their Shares is adversely affected by the limited trading volume and low public float in the Shares.

              9. Strategic Alternatives. The Independent Committee considered the fact that the Angelicoussis family interests currently control approximately 81% of the equity of the Company. While the Independent Committee recognized that unaffiliated shareholders who tender their Shares will be helping to foreclose the possibility of a sale of Anangel to an unaffiliated third party, any alternative transaction was impossible without the consent of the Angelicoussis family interests which would not likely be obtained. Accordingly, the Independent Committee concluded that an acquisition of the Company by a third party was not a feasible alternative. The Independent Committee is not aware of any offer made during the past two years for Anangel by any third party, including the period since December 6, 2001, when the intention to make a tender offer for all of the outstanding shares at a price of $5.00 per Share was made public. The Independent Committee recognizes that if unaffiliated shareholders tender their Shares or do not tender their Shares and a subsequent compulsory acquisition is completed, unaffiliated shareholders will no longer have the opportunity to participate in the growth and future of the Company.

              10. Procedural Fairness. The Independent Directors considered the fact that each shareholder is able to decide voluntarily whether or not to tender such Shares in the Offer, and if the shareholder elects not to tender, he or she will receive exactly the same type and amount of consideration if a compulsory acquisition is carried out. Additionally, the Offer contained procedures for shareholders to withdraw their tendered Shares.

              11. Valuation Procedures. Except as described above, no valuation procedures were undertaken to arrive at the offer price, the Offer Price was a result of negotiations between John Angelicoussis and Demetrios Stylianou on behalf of Angelicoussis family interests and the Independent Directors. The negotiations were based on the history discussed above, projections, the adverse effect on and of the worsening outlook for the global economy and the shipping industry in particular and the intent of the negotiations in arriving at a fair price and result for all concerned.

              12. Timing of Completion. The Independent Committee considered the anticipated timing of consummation of the Offer, which should allow shareholders to receive the Offer Price promptly, followed by the compulsory acquisition, if necessary, in which remaining shareholders will receive the same consideration as received by shareholders who tender their Shares in the Offer.

              13. Limited Conditions to Consummation. The Independent Committee considered the fact that the obligation of the Offeror to consummate the Offer is subject to a limited number of conditions, with no financing condition and no alternative-financing plan in place; however, the Offeror is believed to have the financial resources to consummate the Offer expeditiously. Moreover, each condition other than those dependent upon necessary government or regulatory approval, must be satisfied or waived on or before the Expiration Time.

              14. Discussion with the Angelicoussis Family Interests. The Independent Committee considered the discussions between the Independent Committee and the Offeror and their respective advisers, and the judgment of the Independent Committee that the Offer Price was the highest price that the Offeror would be willing to pay. The members of the Independent Committee evaluated the Offer in light of their knowledge of the business, financial condition and prospects of the Company. In view of the wide variety of factors considered in connection with their evaluation of the Offer, the Independent Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign numerical weights to the specific factors it considered in reaching its determination. However, in determining to recommend that shareholders tender their Shares in the Offer, the Independent Committee gave primary weight to its conclusions that in the Independent Committee's view of the Company and its prospects, including the opinion of Poseidon Capital Corp., $5.00 per Share is a fair price for the Shares. The foregoing discussion of the information and factors considered by the Independent Committee is not intended to be exhaustive but is believed to include all material factors considered by the Independent Committee.


                SUMMARY OF FINANCIAL ANALYSIS AND OPINION OF THE
                   INDEPENDENT COMMITTEE'S FINANCIAL ADVISER.

     The Independent Committee retained Poseidon Capital Corp. as its financial adviser to evaluate the Offer Price proposed to be paid by the Offeror in connection with the Offer. On January 25, 2002, at a telephone meeting of the Independent Committee held to evaluate the proposed Offer, Poseidon Capital Corp. presented their financial analysis of the proposed transaction. The Independent Committee also requested and obtained an opinion from Poseidon Capital Corp. as to the fairness, from a financial point of view, of the Offer Price to holders of Shares (other than to the Angelicoussis family interests).

     On that same day, Poseidon Capital Corp. delivered to the Independent Committee an oral opinion, confirmed by delivery of a written opinion dated February 27, 2002, to the effect that, as of that date and based on and subject to the matters described in its written opinion, the Offer Price was fair, from a financial point of view, to the holders of Shares (other than to the Angelicoussis family interests).

     THE TEXT OF POSEIDON CAPITAL CORP.'S WRITTEN OPINION DATED FEBRUARY 27, 2002, WHICH DESCRIBES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX A AND IS INCORPORATED INTO THIS SCHEDULE 14D-9 BY REFERENCE. POSEIDON CAPITAL CORP.'S OPINION WAS PROVIDED TO THE INDEPENDENT COMMITTEE FOR ITS EVALUATION OF THE OFFER PRICE FROM A FINANCIAL POINT OF VIEW. POSEIDON CAPITAL CORP.'S OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR ANY RELATED TRANSACTION AND WAS NOT INTENDED TO BE AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER SHARES IN THE OFFER OR AS TO ANY OTHER MATTERS RELATING TO THE OFFER.

     In arriving at its opinion, Poseidon Capital Corp. held discussions with senior officers, directors and other representatives and advisers of the Company; examined publicly available business and financial information relating to the Company as well as certain financial forecasts and other information and data concerning the Company that was provided to or otherwise discussed with Poseidon Capital Corp. by the management of the Company; reviewed the Offer Price in relation to, among other things, current and historical market prices and trading volumes of the Company's ADSs and Ordinary Shares; the financial condition and historical and projected operating data of the Company; and the capitalization of the Company; considered, to the extent publicly available, the financial terms of other transactions recently effected which Poseidon Capital Corp. considered relevant in evaluating the Offer and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Poseidon Capital Corp. considered relevant in evaluating those of the Company.

     In addition to the foregoing, Poseidon Capital Corp. conducted such other analysis and examinations and considered such other financial, economic and market criteria as Poseidon Capital Corp. deemed appropriate in arriving at its opinion. In performing its analysis, Poseidon Capital Corp. assumed and relied, without independent verification, on the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with it. With respect to financial forecasts and other information and data provided to or otherwise reviewed by Poseidon Capital Corp., the Company's management advised Poseidon Capital Corp. that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. Poseidon Capital Corp. did not make, and was not provided with, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of the Company, and did not make any physical inspection of the Company's vessels or other assets. In connection with its engagement, Poseidon Capital Corp. was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company nor was Poseidon Capital Corp. requested to, nor did it, participate in negotiating or structuring the Offer made by the Angelicoussis family interests.

     Poseidon Capital Corp. expressed no view as to, and its opinion and analysis do not address, the relative merits of the Offer as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Poseidon Capital Corp.'s opinion and analysis were necessarily based on information available, and financial, stock market and other conditions and circumstances existing and disclosed to Poseidon Capital Corp., as of the date of such opinion and analysis. The Offer Price was determined through negotiations between the Independent Committee and the Angelicoussis family interests, and Poseidon Capital Corp. was not asked to, and it did not, make any recommendations to the Independent Committee with respect to the Offer or the Offer Price as proposed.

     Neither the Company nor the Independent Committee imposed any other instructions or limitations on Poseidon Capital Corp. with respect to the investigations made or procedures followed by Poseidon Capital Corp. in preparing its analysis and opinion.

     In evaluating the Offer Price, Poseidon Capital Corp. performed a variety of financial and comparative analysis which were presented to the Independent Committee on January 25, 2002. The summary of this analysis is not a complete description of the analysis performed by Poseidon Capital Corp. The preparation of a fairness opinion and financial analysis are a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion and financial analysis are not readily susceptible to summary description. Accordingly, Poseidon Capital Corp. believes that its analysis must be considered as a whole and that selecting portions of its analysis and factors, without considering all analysis and factors, could create a misleading or incomplete view of the processes underlying its analysis and opinion.

     In its analysis, Poseidon Capital Corp. considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its presentation and opinion, many of which are beyond the control of the Company. No company, transaction or business used in those analysis as a comparison is identical to the Company or the proposed offer, and an evaluation of those analysis is not entirely mathematical. Rather, the analysis involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

     The estimates contained in Poseidon Capital Corp.'s analysis and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analysis. In addition, an analysis relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Poseidon Capital Corp.'s analysis and estimates are inherently subject to substantial uncertainty.

     Poseidon Capital Corp.'s opinion was one of many factors considered by the Independent Committee in its evaluation of the Offer and should not be viewed as determinative of the views of the Independent Committee or management of the Company with respect to the Offer Price or the Offer.

         (c) Intent to Tender. To the best knowledge of the Company, as of the date of this Statement, each executive officer, director, affiliate or subsidiary of the Company who owns Shares presently intends to tender in the Offer all Shares that they own of record or beneficially. Anangel Integrity, which on behalf of the Angelicoussis family interests holds approximately 81% of the Shares of the Company, has informed the Company that it will be tendering its Shares in the Offer.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Solicitations or Recommendations. As described in Item 4 above, the Independent Committee retained Poseidon Capital Corp. to act as its financial adviser in connection with the Offer. Under the terms of its engagement, Anangel agreed to pay Poseidon Capital Corp. for its opinion a fee of $200,000. The fee is not contingent on the completion or outcome of the Offer. Anangel also agreed to reimburse Poseidon Capital Corp. for any reasonable travel and related expenses incurred in rendering its opinion.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (b) Securities Transactions. No transactions in Shares have been effected during the past 60 days by the Company or to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (d) Subject Company Negotiations. Except as set forth in this Statement or the Offer to Purchase, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as set forth in this Statement or the Offer to Purchase, there are no transactions, resolutions of the Company Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

         (b) Other Material Information. The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.  EXHIBITS.

         (a)(1)   --    Offer to Purchase, dated February 12, 2002.*

         (a)(2)   --    Letter of Transmittal.*

         (a)(3)   --    Form of Acceptance Form.*

         (a)(4)   --    Notice of Guaranteed Delivery.*

         (a)(5)   --    Form of Letter to Brokers, Dealers, Commercial Banks,
                        Trust Companies and other Nominees.*

         (a)(6)   --    Form of Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nominees.*

         (a)(7)   --    Letter to shareholders of the Company, dated February
                        27, 2002 (included with the Schedule 14D-9 mailed to the shareholders).

         (a)(8)   --    Text of press release issued by the Company on December
                        6, 2001.**

         (a)(9)  --     Press Release issued by the Offeror, dated February 12,
                        2002.*

         (a)(10) --     Opinion of Poseidon Capital Corp., dated February 27,
                        2002 (included as Annex A to this Schedule 14D-9).

         * Incorporated by reference to the Schedule TO-T filed on February 12, 2002.
         ** Incorporated by reference to the Schedule TO-C filed on December 6, 2001.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        ANANGEL-AMERICAN SHIPHOLDINGS LIMITED


                                        By:   /s/ Demetrios A. Stylianou
                                              ----------------------------------
                                        Name: Demetrios A. Stylianou
                                        Title: Treasurer and Director

Dated:  February 27, 2002

                                                                         ANNEX A

                             POSEIDON CAPITAL CORP.

                          950 THIRD AVENUE, SUITE 2700

                            NEW YORK, NEW YORK 10022

                               TEL: (212) 588-1700

                              FAX: (212) 588-8822





February 27, 2002

The Board of Directors,
Anangel American Shipholdings Limited.,
Sygrou Avenue 354
Kallithea 176-74
Greece.

Members of the Board:

You have requested our opinion as to whether a tender offer for all the outstanding shares of common stock of Anangel-American Shipholdings Limited (Nasdaq: ASIPY) ( hereafter "Anangel" ) at US$ 5.00 per share in cash is fair, from a financial point of view, to the holders of Anangel Common Stock.

Poseidon Capital Corp., as a customary part of its investment advisory business, is engaged in the valuation of maritime institutions and their securities. In conducting our investigation and analysis of this transaction, we have met separately with members of senior management of Anangel to discuss their respective operations, historical financial statements, strategic plans and future prospects. We have reviewed and analyzed material prepared in connection with the tender offer, including but not limited to the following: (i) Public filings (including Form 20-F) for past three years; (ii) Annual reports from the company for the past three years; (iii) detailed operating and financial information provided to us by the management of Anangel relating to their business and prospects including audited financial statements; (iv) the historical stock prices and trading volume of Anangel's Common Stock; and (v) the publicly available financial data of organizations which Poseidon deemed generally comparable to Anangel.

We have also conducted or reviewed such other studies, analyses, inquiries and examinations, as we deemed appropriate including but not limited to market projections, management's budgets and forecasts, vessel valuations, liquidation value analyses and book value analyses.

While we have taken care in our investigation and analyses, we have relied upon and assumed the accuracy, completeness and fairness of the financial and other information provided to us by the respective institutions, or which was publicly available and have not assumed any responsibility for independently verifying such information.

We have also relied upon the management of Anangel as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us and in certain instances we have made certain adjustments to such financial and operating forecasts, which in our judgment were appropriate under the circumstances.

In addition, we have assumed with your consent that such forecasts and projections reflect the best currently available estimates and judgments of the respective managements. We also assumed that the tender offer in all respects is, and will be consummated in compliance with all laws and regulations applicable to Anangel.

In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate in the circumstances.

Our opinion is necessarily based on economic, market and other conditions and projections as they exist and can be evaluated on the date hereof.

We have been retained by the Outside Directors of Anangel as an independent contractor to render a fairness opinion to Anangel with respect to the tender offer and we will receive a fee for our services. The fee to be paid to us for our opinion has in no way influenced the result of our analysis. We do not, nor have we, at any time traded debt and /or equity securities of Anangel and we believe we are totally free of any conflicts of interest with Anangel or its Directors.

Our opinion is directed to the Outside Directors of Anangel and does not constitute a recommendation to any shareholder of Anangel as to whether or not they should tender their shares.

Based upon and subject to the foregoing it is our opinion as investment advisers that the tender offer as described is fair to the holders of Anangel Common Stock from a financial point of view.

Very Truly Yours,



/s/ Peter S. Shaerf
----------------------

Peter S. Shaerf,
Managing Director,
Poseidon Capital Corp.